UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 12b-25
NOTIFICATION OF LATE FILING

SEC File Number: 000-30126

(Check One):

[   ]   Form 10-K and Form 10-KSB     [X]   Form 20-F   [   ]   Form 11-K

[   ]   Form 10-Q and Form 10-QSB   [   ]   Form N-SAR

For Period Ended: December 31, 2002

[   ]   Transition Report on Form 10-K and 10-KSB

[   ]   Transition Report on Form 20-F

[   ]   Transition Report on Form 11-K

[   ]   Transition Report on Form 10-Q and Form 10-QSB

[   ]   Transition Report on Form N-SAR

For the Transition Period Ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Item 19 (Exhibits)

PART I — REGISTRANT INFORMATION

Full Name of Registrant:

Acambis plc (the “Registrant”)

Address of Principal Executive Office (Street and Number):

Peterhouse Technology Park
100 Fulbourn Road
Cambridge, CB1 9PT
England

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]   (c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-F, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is in the process of preparing a confidential treatment request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 with respect to portions of certain of its contracts, which it intends to file but which could not be completed prior to the filing deadline for the Form 20-F without unreasonable effort or expense due to the necessity to obtain third party consents. The contracts will be filed as exhibits, together with the confidentiality request, in the form of an Amendment to Form 20-F, on or before the fifteenth calendar day following June 30, 2003, the prescribed due date for the Registrant’s Form 20-F.

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PART IV — OTHER INFORMATION

1.   Name and telephone number of person to contact in regard to this notification:

     Gordon Cameron
     +44 (0)1223 275 300

2.   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

      [X]     Yes   [   ]   No

3.   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [   ]   Yes     [X]   No

4.   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   Not Applicable.

   Acambis plc has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2003

By: /s/ Gordon Cameron Name: Gordon Cameron Title: Chief Financial Officer

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